UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2(a)

(Amendment No. 1)*

HANCOCK FABRICS, INC.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

409900107
(CUSIP Number)

C. Brophy Christensen, Esq.
Eric Sibbitt, Esq.

O’Melveny& Myers LLP
2 Embarcadero Center, 28th Floor
San Francisco, CA 94111
415-984-8700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 19, 2015
(Date of Event Which Requires the Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 409900107	Page 2 of 4 Pages

1	Names of reporting persons Steven R. Morgan
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds PF; OO (See Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of	7	Sole Voting Power 2,322,368
shares beneficially owned by	8	Shared Voting Power 0
each reporting person	9	Sole Dispositive Power 1,002,368
with	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,322,368
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 10.1%
14	Type of Reporting Person IN

CUSIP No. 409900107	Page 3 of 4 Pages

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D is being filed by Steven R. Morgan (the “Reporting Person”), to supplement and amend the Schedule 13D filed on October 27, 2014 (the “Schedule 13D”), on behalf of the Reporting Person, with respect to the shares of common stock, par value $0.01 (“Common Stock”) of Hancock Fabrics, Inc., a Delaware corporation (the “Issuer”). Each item below amends and supplements the information disclosed under the corresponding item of Schedule 13D. Capitalized terms used but not defined herein shall have the respective meanings set forth in the Schedule 13D.

This Amendment No. 1 is being filed to report the change in the number of shares of Common Stock held by the Reporting Person as a result of the grant reported under Item 4 below.

Item 3. Source and Amount of Funds or Other Consideration.

Of the total aggregate shares of Common Stock held by the Reporting Person, 2,291,424 consists of shares awarded to the Reporting Person pursuant to his employment agreement dated November 7, 2011 or pursuant to the Issuer’s equity incentive plans. The Reporting Person used his personal funds to acquire the remainder of the shares of Common Stock held by him from the open market.

Item 4.      Purpose of Transaction.

On May 19, 2015, the Reporting Person was granted 1,000,000 shares of restricted stock with voting rights, subject to potential forfeiture over the next four years from May 19, 2015 if performance-based vesting conditions are not met.

The Reporting Person does not currently have any plans or proposals that would result in or relate to any of the transactions or changes listed in Items 4(a) through 4(j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) and (b)     The Reporting Person currently has sole voting power over 2,322,368 shares of Common Stock, representing approximately 10.1% of the outstanding shares of Common Stock. The 2,322,368 shares of Common Stock include 320,000 shares of restricted stock with voting rights, subject to time vesting with 25% vesting on each of October 17, 2015, October 17, 2016, October 17, 2017 and October 17, 2018 and 1,000,000 shares of restricted stock with voting rights, subject to potential forfeiture over the next four years from May 19, 2015 if performance-based vesting conditions are not met. The Reporting Person has sole dispositive power over 1,002,368 shares of Common Stock.

The percentage ownership of the Reporting Person is determined in accordance with Rule 13d-3(d) under the Securities Exchange Act of 1934 and has been calculated by dividing (i) the sum of the aggregate number of shares of Common Stock beneficially owned by the Reporting Person by (ii) the sum of the 22,900,160 shares of Common Stock outstanding as of May 19, 2015.

(c)     On May 19, 2015, the Reporting Person was granted 1,000,000 shares of restricted stock which are subject to potential forfeiture over the next four years from May 19, 2015 if performance-based vesting conditions are not met. Other than this transaction, there were no transactions by the Reporting Person in the Common Stock that was effected in the past sixty days.

(d)     No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.

(e)     Not applicable.

CUSIP No. 409900107	Page 4 of 4 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     May 29, 2015

STEVEN R. MORGAN

By:     /s/ Steven R. Morgan